Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

Date: February 23, 2021

Squawk on the Street – Interview with David Farber, Jim Cramer and Peter Rawlinson

CNBC

February 23, 2021

David Faber: Where the stock appears to be based on where the stock appears to be poised to open this morning, you're going to be overseeing a company that will have roughly a $16 billion market value. Does that make you nervous? Do you feel like you can deliver on that kind of expectation in the marketplace?

Peter Rawlinson: I think the great news is that Lucid's a tech company, and we're bringing the world's best technology to the market this year, here in the US. And I think that the valuation is a reflection of our technology. I think that that has been validated and endorsed, through the due diligence that Churchill Capital have undertaken, and they are thrilled with the product, everything they've seen, I'm very confident, we've got world class tech, what we need to do now is humbly and diligently execute and get this into production. And that is what will truly drive the value.

Faber: Ah, yes, it will. And it is behind some of the numbers that you're putting out there. And let me just share some of them because they're, they're impressive. You are looking for generating as much as $2.885 billion in EBITDA by 2026. So within the next five years, what gives you the confidence, Peter, that you can ramp up production and sales, obviously, to the point where you're going to be able to deliver on that kind of a target?

Rawlinson: Well, we've got to be ambitious to get real realizable plan. We've shown that we can execute. If you look at the factory that we've built today, we did that in record time. The first greenfield, purpose built EV factory in North America. So the team I've got and surrounded myself with are consummate professionals. And we've got the expertise, we've got the track record of delivery. What's really important now, though, particularly over the next few months, is to get our first product into production. That's the great litmus.

Jim Cramer: Okay, so Peter, you say you’re a technology company, and I share that and on page 37, of your excellent deck that has everything that people should know, leading charging speeds, I happen to think that the differential for many, many people and many, many cars is how quick you can get on the road and how quick you can charge. Give us what you can do versus the other guys.

Rawlinson: Absolutely, Jim, couldn't agree more. It's a huge differential. So, we have a charging speed where we can put 300 miles in the car in around 20 minutes. And we're doing that with ultra-high voltage, over 900 volt charging through our partnership with Electrify America. This is next generation technology. And we're doing that with our Wunderbox boost charger. And not only that, we've got two way charging onboard. So, we can actually go vehicle to grid—you can run your house off the car.

Cramer: Well, I also like as someone who has kids who drive, I see that you have 32 sensors on board, a comprehensive sensor suite. I always ask my kids how many sensors. Why? Because this is what a parent cares about. This is the most, correct? This is the maybe the safest car on the road.

Rawlinson: To the best of my knowledge. It's the most comprehensive and beautifully integrated sensor suite for autonomous driving and ADAS. Over 14 cameras, 32 sensors and we fuse long and short-range radars, surround radar with long range plus a 120-degree solid state LIDAR in the nose.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, including the start of production and launch of the Lucid Air and any future products, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities and facilities, future sales channels and strategies, future market launches and expansion, potential benefits of the proposed business combination and PIPE investment (collectively, the “proposed transactions”) and the potential success of Lucid’s go-to-market strategy, and expectations related to the terms and timing of the proposed transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid’s and CCIV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of CCIV or Lucid is not obtained; the outcome of any legal proceedings that may be instituted against Lucid or CCIV following announcement of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Lucid, including conversion of reservations into binding orders; risks related to the timing of expected business milestones and commercial launch, including Lucid’s ability to mass produce the Lucid Air and complete the tooling of its manufacturing facility; risks related to the expansion of Lucid’s manufacturing facility and the increase of Lucid’s production capacity; risks related to future market adoption of Lucid’s offerings; the effects of competition and the pace and depth of electric vehicle adoption generally on Lucid’s future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; Lucid’s ability to rapidly innovate; Lucid’s ability to deliver Environmental Protection Agency (“EPA”) estimated driving ranges that match or exceed its pre-production projected driving ranges; future changes to vehicle specifications which may impact performance, pricing, and other expectations; Lucid’s ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers; Lucid’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Lucid’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm; Lucid’s ability to manage expenses; Lucid’s ability to effectively utilize zero emission vehicle credits; the amount of redemption requests made by CCIV’s public shareholders; the ability of CCIV or the combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and the impact of the global COVID-19 pandemic on Lucid, CCIV, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and those factors discussed in CCIV’s final prospectus dated July 30, 2020 and the Quarterly Reports on Form 10-Q for the quarters ended July 30, 2020 and September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV presently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid’s and CCIV’s expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid’s and CCIV’s assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid’s and CCIV’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Use of Projections

This communication contains projected financial information with respect to the combined company, namely revenue, cost of goods sold, gross profit, capital expenditures, EBIT, EBITDA and Free Cash Flow for 2021–2026. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Neither the independent auditors of CCIV nor the independent registered public accounting firm of Lucid has audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication.

Industry, Market and Vehicle Data

Industry and market data used in this communication have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Lucid nor CCIV has independently verified the data obtained from these sources, and they cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this communication does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Lucid or the proposed transactions. Readers of this communication should each make their own evaluation of Lucid and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Information in this communication about non-Lucid vehicles is derived from figures published by manufacturers and other publicly available information. Neither Lucid nor CCIV has independently verified the data obtained from these sources, and they cannot assure you of the data’s accuracy or completeness. Ranges for Lucid vehicles in this communication are projected EPA estimated ranges and are made using an approximation of an EPA test cycle. Lucid vehicles are in pre-production, and specifications (including range) are subject to change. Final EPA estimated ranges for Lucid vehicles are not available. Certain vehicle performance characteristics included in this communication are not available in every trim.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to shareholders of CCIV for their consideration. CCIV intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to CCIV’s shareholders in connection with CCIV’s solicitation for proxies for the vote by CCIV’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lucid’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, CCIV will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. CCIV’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCIV’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about CCIV, Lucid and the proposed transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by CCIV, without charge, at the SEC's website located at www.sec.gov or by directing a request to CCIV.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions will be set forth in CCIV’s proxy statement/prospectus when it is filed with the SEC. You can find more information about CCIV’s directors and executive officers in CCIV’s final prospectus filed with the SEC on July 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Trademarks

This communication contains trademarks, service marks, trade names and copyrights of Lucid, CCIV and other companies, which are the property of their respective owners.